UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2017** (MM/DD/YY) AND ENDING **12/31/2017** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

929 West Shaker Circle
(No. and Street)

Mequon	**WI**	**53092**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Henry **262-241-8135**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Marcum LLP
(Name - *if individual, state last, first, middle name*)

111 S. Pfingsted Rd., Suite 300	**Deerfield**	**IL**	**60015**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, _____Frederick A. Henry_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __FIMCO Securities, Inc.___ as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____No Exceptions_____

_____

_____



_____
Signature

_____
President
Title



Notary Public



THOMAS FRANKLIN
My Commission Expires
March 8, 2021
St. Louis County
Commission #17230482

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIMCO SECURITIES GROUP, INC.

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2017

TABLE OF CONTENTS





MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **FIMCO Securities Group, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FIMCO Securities Group, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
March 13, 2018

FIMCO SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2017

Assets

Assets:		
Cash	$	14,060
Commissions receivable		35,000
Other receivable		462
Total assets	$	49,522

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	-
Stockholder's Equity:		
Common stock: $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in-capital		269,548
Retained (deficit)		(220,027)
Total stockholder's equity		49,522
Total liabilities and stockholder's equity	$	49,522

See accompanying notes.

FIMCO SECURITIES GROUP, INC.

STATEMENT OF INCOME

Year Ended December 31, 2017

Revenues:		
Commission income	$	145,938
Total revenues		145,938
Operating Expenses:		
Regulatory fees and expenses		4,470
Professional fees		16,526
General and administrative		762
Total operating expenses		21,758
Net Income	$	124,180

See accompanying notes.

FIMCO SECURITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital	Retained (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2016	100	1	269,548	(226,658)	42,891
Distributions	-	-	-	(117,549)	(117,549)
Net Income	-	-	-	124,180	124,180
Balance, December 31, 2017	100	$ 1	$ 269,548	$ (220,027)	$ 49,522

See accompanying notes.

FIMCO SECURITIES GROUP, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	124,180
Effects of changes in operating assets and liabilities:		
Commissions receivable		(2,514)
Net cash provided by operating activities		121,666
Cash flows from financing activities:		
Distributions to shareholder		(117,549)
Net cash used in financing activities		(117,549)
Net increase in cash		4,117
Cash at beginning of year		9,943
Cash at end of year	$	14,060

See accompanying notes.

FIMCO SECURITIES GROUP, INC.

Notes to Financial Statements
December 31, 2017

1. Summary of Significant Accounting Policies

Business Activity

FIMCO Securities Group, Inc. (the "Company") was incorporated in the state of Wisconsin on March 25, 1992. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission Receivable

Commissions receivable consist of 12b-1 fees. An allowance for uncollectible receivables is not considered necessary as the Company collects all amounts in the subsequent month.

Revenue Recognition

Commission income from 12b-1 fees are recorded in the month in which it was earned.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to U.S, federal income tax examinations for years ending before December 31, 2014 and Wisconsin income tax examinations for years ending before December 31, 2014.

Notes to Financial Statements
December 31, 2017

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $13,629, which is in excess of the minimum requirement by $8,629. The ratio of aggregate indebtedness was .00 to 1.

3. Regulatory Exams

The Company is periodically subject to examination of its operations by various regulatory agencies. The Company is currently subject to an ongoing regulatory exam with FINRA.

4. Related Party

The Company's principal place of operations is the stockholder's primary residence. The stockholder does not charge the Company occupancy or other operating expenses.

FIMCO SECURITIES GROUP, INC.

Schedule I: Net Capital Under Rule 15c3-1 and Computation of Aggregated Indebtedness
December 31, 2017

Computation of net capital:		
Stockholder's equity	$	49,522
Less non-allowable assets:		
Non-allowable cash		(431)
Commissions receivable		(35,000)
Other receivable		(462)
Total non-allowable assets		(35,893)
Net capital	$	13,629
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	-
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	-
Minimum net capital required	$	5,000
Excess net capital	$	8,629
Ratio of aggregate indebtedness to net capital		0.00

There are no material differences between the Company's Net Capital per above and the amounts reported in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2017.

FIMCO SECURITIES GROUP, INC.

Schedule II and III: Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3
December 31, 2016

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Schedule III: Information Relating to Possession and Control Requirements Under Rule 15c3-3.

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FIMCO Securities Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
March 13, 2018



MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

FIMCO SECURITIES GROUP, INC.'S EXEMPTION REPORT

FIMCO Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1), and the Company met the exemption provisions through the year ended December 31, 2017 without exception.

FIMCO Securities Group, Inc.

I, Frederick A. Henry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Frederick A. Henry
President